EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
Herbst Gaming, Inc.(1)
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
(dollars in thousands) (unaudited)

	2002	2003	2004	2005	2006

Income from continuing operations before income taxes(2) (3)	$5,233	$8,209	$29,222	$51,053	42,060
Add:
Interest expense	19,964	24,525	22,109	36,532	39,134
Interest component of rent expenses	409	611	658	807	699
Earnings available for fixed charges	$25,606	$33,345	$51,989	$88,392	81,893
Fixed Charges:
Interest expense	$19,964	$24,525	$22,109	$36,532	39,134
Interest capitalized	—	—	—	101	873
Interest component of rent expense	409	611	658	807	699
Total fixed charges	$20,373	$25,136	$22,767	$37,440	40,706
Ratio of earnings to fixed charges	1.3	1.3	2.3	2.4	2.0

(1)           For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before fixed charges and loss on early retirement of debt (other than capitalized interest).  Fixed charges consist of interest expensed and capitalized and the interest component of rent expense.

(2)    Includes add back of early retirement of debt charges of $37,991,000 for the year ending December 31, 2004.

(3)    Includes add back of early retirement of debt charges of $221,000 for the year ending December 31, 2005.